Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 15 DATED MARCH 2, 2018
TO THE PROSPECTUS DATED APRIL 26, 2017

This document supplements, and should be read in conjunction with, our prospectus dated April 26, 2017, as supplemented by Supplement No. 1 dated April 26, 2017, Supplement No. 2 dated May 1, 2017, Supplement No. 3 dated May 17, 2017, Supplement No. 4 dated June 1, 2017, Supplement No. 5 dated July 3, 2017, Supplement No. 6 dated August 1, 2017, Supplement No. 7 dated August 15, 2017, Supplement No. 8 dated September 5, 2017, Supplement No. 9 dated October 3, 2017, Supplement No. 10 dated November 1, 2017, Supplement No. 11 dated November 15, 2017, Supplement No. 12 dated December 1, 2017, Supplement No. 13 dated January 3, 2018 and Supplement No. 14 dated February 1, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our daily net asset value per share for our Class A, Class I and Class T shares for the month of February 2018; and

•	our amended and restated credit facility with Wells Fargo Bank, National Association.
Historical NAV per Share
The following table sets forth the net asset value, or NAV, per share for the Class A, Class I and Class T shares of our common stock on each business day for the month of February 2018:

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share
February 1, 2018	$13.72	$13.82	$13.75
February 2, 2018	$13.71	$13.81	$13.74
February 5, 2018	$13.68	$13.77	$13.70
February 6, 2018	$13.68	$13.78	$13.70
February 7, 2018	$13.68	$13.77	$13.70
February 8, 2018	$13.64	$13.74	$13.67
February 9, 2018	$13.68	$13.77	$13.70
February 12, 2018	$13.68	$13.78	$13.71
February 13, 2018	$13.69	$13.79	$13.72
February 14, 2018	$13.69	$13.79	$13.71
February 15, 2018	$13.70	$13.80	$13.72
February 16, 2018	$13.70	$13.80	$13.73
February 20, 2018	$13.70	$13.79	$13.72
February 21, 2018	$13.67	$13.77	$13.70
February 22, 2018	$13.69	$13.78	$13.71
February 23, 2018	$13.71	$13.81	$13.73
February 26, 2018	$13.72	$13.81	$13.74
February 27, 2018	$13.69	$13.78	$13.71
February 28, 2018	$13.69	$13.78	$13.71
Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.

Amended and Restated Credit Facility with Wells Fargo
On February 27, 2018, a group of single purpose entities structured as limited liability companies, which we refer to individually as a borrower and collectively as the borrowers, each of which has as its sole member our operating partnership, a wholly owned subsidiary of us, entered into an amended and restated secured revolving credit facility, which we refer to as the amended and restated credit facility, pursuant to an amended and restated revolving loan agreement, which we refer to as the amended and restated loan agreement, with Wells Fargo Bank, National Association, as administrative agent and lender, which we refer to as Wells Fargo, and other lending institutions that may become parties to the amended and restated loan agreement, which together with Wells Fargo we refer to collectively as the lenders. The amended and restated credit facility replaces the secured revolving credit facility entered into by certain wholly owned subsidiaries of our operating partnership and Wells Fargo on March 6, 2015, as amended, which we refer as the original credit facility.
Pursuant to the amended and restated loan agreement, the lenders have committed to make up to $100.0 million (subject to increase as described below), which we refer to as revolving commitments, in revolving loans to the borrowers, which we refer to as revolving loans. Subject to meeting certain conditions described in the amended and restated loan agreement, the revolving commitments may be increased upon the request of the borrowers no more frequently than once per calendar quarter, in minimum increments of $25.0 million, provided, that such increases may not cause the aggregate amount of the revolving commitments to exceed $200.0 million. Wells Fargo, in consultation with the borrowers, will manage all aspects of the syndication of such increases in the aggregate revolving commitments. The borrowers may terminate or reduce the amount of the revolving commitments at any time and from time to time without penalty or premium upon prior written notice to Wells Fargo, provided that the borrowers may not reduce the revolving commitments below $10.0 million unless the borrowers are terminating the revolving commitments in full.
The entire outstanding amount of principal and unpaid interest on the revolving loans is due and payable in full on February 27, 2021, which is the maturity date. The maturity date may be extended by the borrowers for up to two one-year extension terms, each referred to as an extension option, subject to the delivery by the borrowers of at least 45 days written notice to Wells Fargo of a request to exercise such an extension option and the satisfaction of certain other conditions set forth in the amended and restated loan agreement. Borrowers may prepay any revolving loan at any time without premium or penalty upon delivery to Wells Fargo of prior written notice of the prepayment. Each voluntary prepayment of a revolving loan must be in an aggregate minimum amount of at least $500,000 and integral multiples of $100,000 in excess thereof. If any payment by a borrower required under the amended and restated loan agreement is not paid within ten days after it becomes due and payable, such borrower will pay a late charge in an amount equal to 4% of such delinquent payment.
The amended and restated credit facility will be secured by cross-collateralized and cross-defaulted first mortgage liens and security agreements on real estate assets owned, controlled and managed by the borrowers, or, the properties, that meet the collateral pool eligibility criteria, as set forth in the amended and restated loan agreement. Additional collateral will include an assignment of all leases, rents, other income and contracts for the properties and other collateral assets, assignments of management agreements, interest rate protection agreements and other agreements related to the collateral properties, as well as other security instruments customary for a transaction of this nature.
The revolving loans will bear interest at a per annum base rate based upon the London Interbank Offered Rate, or LIBOR, for a period of one month, plus a margin ranging from 1.60% to 1.80%, depending upon the debt yield of the properties. If an event of default exists under the amended and restated loan agreement, then during the period an event of default is continuing, the borrowers will pay to Wells Fargo, for the account of each lender, interest on the outstanding principal amount of any revolving loans made by such lender at a default rate per annum equal to the lesser of: (1) the maximum interest rate permitted by applicable law; or (2) 5.0% above the then applicable interest rate payable under the amended and restated loan agreement.
The borrowers paid Wells Fargo, for the account of the lenders, a commitment fee equal to $350,000, or 0.35% of the revolving commitments, at the closing. The borrowers will also pay Wells Fargo, for the account of the lenders, an extension fee of 0.15% of the then current revolving commitments at the closing of any extension option. During the period any revolving commitments are available, the borrowers will pay Wells Fargo, for the account of the lenders, an unused facility fee based on the average daily amount by which the aggregate amount of the revolving commitments exceeds the aggregate outstanding principal balance of revolving loans, which we refer to as the unused commitments. When the unused commitments equal or exceed 50% of the aggregate revolving commitments, an unused facility fee of 0.25% per annum will be charged. When the unused commitments are less than 50% of the aggregate revolving commitments, an unused facility fee of 0.15% per annum will be charged. Such unused facility fee will be payable quarterly in arrears.
The amended and restated loan agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt yield and loan to value requirements and REIT status requirements. The amended and restated loan agreement also includes usual and customary events of default and remedies for credit facilities of this nature. Events of default under the amended and restated loan agreement include, but are not limited to: (1) the failure by any borrower to make any payments when due under the amended and restated loan agreement or any other loan document; (2) the failure of any borrower to perform or observe any term, covenant or agreement under the amended and restated loan agreement or any other loan document, subject to applicable cure periods; (3) the bankruptcy or insolvency of any borrower or us; (4) judgments and attachments, with customary limits and grace periods, against any borrower or its property; and (5) a change in control (as defined by the amended and restated loan agreement) of us. Upon the occurrence of an event of default relating to the bankruptcy or insolvency or us or any borrower, (a) the outstanding principal and all accrued interest on the revolving loans and all of the other obligations of the borrowers under the amended and restated loan agreement and any other loan documents will become automatically due and payable by the borrowers, and (b) the revolving commitments and the obligation of the lenders to make revolving loans will automatically terminate. Upon the occurrence of any other event of default, Wells Fargo may, at the direction of the required number of lenders, exercise certain remedies as set forth in the amended and restated loan agreement, including exercising all rights and remedies available under the amended and restated loan agreement or any other loan document, and, to the extent permitted by applicable law, appointing a receiver to take possession of all or any portion of any property and other collateral under the amended and restated loan agreement.
Upon closing, the amended and restated credit facility had an outstanding balance of $62.4 million with a weighted average interest rate of 3.2%.
Guaranty and Environmental Indemnity Agreements

In connection with the amended and restated loan agreement, we reconfirmed a limited guaranty agreement and a hazardous materials indemnity agreement, both in favor of Wells Fargo for the benefit of the lenders, that were entered into in connection with the original credit facility.